Exhibit 4.51

December 20, 2005

BY EMAIL

Mr. Dan Brazier

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Re: Employment Agreement

Dear Dan:

By this letter we hereby confirm that in accordance with your nomination as Chief Executive Officer of DRAXIS Health Inc. (“DRAXIS”) effective October 4, 2005, your employment agreement with DRAXIS dated April 27, 2004 as amended as on August 25, 2004 (collectively referred to as the “Agreement”) is amended as follows:

1.               By adding that as of October 4, 2005 your title is “Chief Operating Officer” and that you no longer hold the title “Senior Vice President Corporate Development and Strategic Planning”.

2.               By inserting in Section 2 that your Base Salary as of October 4, 2005 will be $320,000 per annum, payable semi-monthly, in arears in 24 equal instalments of $13,333.33.

3.               By deleting the sentence in Section 3 “You will be entitled to an amount equivalent to 5% of your Base Salary in lieu of participation in DRAXIS’s Retirement Savings Program” and replacing it with “You will be entitled to an amount of up to 5% of your Base Salary, which exact percentage shall be determined from year to year by DRAXIS in lieu of participation in DRAXIS’s Retirement Savings Program”.

4.               It is hereby confirmed that a special bonus in the amount of $100,000 (CDN) will be granted to you in early 2006 if you do not exercise the existing parachute clause set forth in paragraphs 1 and 2 of Section 13 as set forth in the letter amendment of August 25, 2004 (hereinafter the “Special Bonus”).

5.               By deleting Section 13 in its entirety and replacing it as flollows:

a) Termination by DRAXIS With Cause

DRAXIS may terminate this Agreement and your employment hereunder at any time With Cause, as that term has been interpreted pursuant to the laws of the Province of Ontario, without notice and without payment of any kind of compensation either by way of anticipated earnings or damages of any kind, it being understood that all Base Salary, accrued vacation pay and all expense claims with the terms of this Agreement incurred up to the date of termination shall be payable to you.

b) Termination by DRAXIS Without Cause But With Notice

DRAXIS may terminate this Agreement and your employment hereunder by providing to you one year’s actual notice of termination. The amount of the notice shall consist solely of Base Salary for the actual year. At its sole discretion, DRAXIS may provide to you a shorter period of notice of termination, in which case, the payments referred to in Section 13(c) shall be applicable, but such payments as may be required by Sections 13 (c) (1) and (4) shall be reduced by the notice provided, so that the total notice and payments in lieu of notice provided to you shall be equivalent to one year from the date you are advised of the termination.

c) Termination by DRAXIS Without Cause and Without Notice

DRAXIS may terminate this Agreement and your employment hereunder, in its sole discretion, without notice and Without Cause, effective immediately upon the date you are advised of the termination.

Except as outlined in Section 13(b), if your employment is terminated Without Cause pursuant to this Section, DRAXIS shall:

1)                                                              Pay to you a severance allowance equivalent to one year of your then current Base Salary in a lump sum, within two weeks following the date of such termination.

2)                                                              Pay to you all outstanding vacation pay and any earned but unpaid salary up to the date of such termination within two weeks of the date of termination.

3)                                                              Reimburse you for any business expenses incurred by you up to and including the date of such termination following provision by you of applicable receipts.

4)                                                              Ensure it has complied with all statutory obligations imposed by the Employment Standards Act 2000.

The payment referred to in paragraph 1, above, shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following such termination or otherwise mitigating any damages arising from such termination. Further, the payment referred to in paragraph 1, above, is inclusive of all statutory payments, including statutory termination and severance, which may be owed to you.

The amounts paid to you pursuant to this paragraph shall be subject to all required deductions.

Upon termination of your employment in accordance with this Section 13(c), you shall return to DRAXIS all stock options, and other securities which have not vested or accrued during your employment with DRAXIS.

d) Termination Payment

(1)                                  In accordance with section 13(d) (2) below, if there is a Change of Control (as hereinafter defined) you shall be entitled to the following:

A.                                                           the amounts of any unpaid Base Salary earned up to and including date of termination;

B.                                                             Any unpaid vacation pay earned up to and including date of termination;

C.                                                             a lump sum amount, equal to: (A) two times your then current Base Salary in effect immediately prior to the date of the Change of Control and (B) two times the amount paid to you, for the preceding calendar year immediately prior to the date of the Change of Control, as a discretionary bonus;

D.                                                            any additional statutory obligations imposed by the Employment Standards Act 2000;

E.                                                              the right to exercise all DRAXIS stock options and other DRAXIS securities including those not then otherwise exercisable as provided for below.

The payments referred to in paragraph 13(d), above, shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following termination or otherwise mitigating any damages arising from termination. Further, notwithstanding paragraph 13(d) (1) (D) above, the payment referred to in paragraph 13(d) (1) (C) above, is inclusive of all statutory payments, including statutory termination and severance, which may be owed to you following termination.

It is also understood and agreed that the Special Bonus of $100,000 paid in early 2006 in accordance with your nomination as Chief Operating Officer shall not be included in the calculation of the Termination Payment in 13(d) (1) (C) above.

The amounts paid to you pursuant to this paragraph shall be subject to all required deductions.

For the purposes of this Agreement, a Change of Control shall be deemed to occur in the following circumstances.

In the event that at any date following the date of signature hereof:

(i)                                     any change in the ownership as of the date hereof, direct or indirect, of the outstanding shares of DRAXIS as a result of which an individual, partnership, association, trust, unincorporated organization, (“Person”) or group of

Persons, hold shares and/or other securities in excessive of the number which, directly or following conversion or exercise thereof, will entitle the holders thereof to cast 20% or more of the votes attaching  to all such shares and/or other securities of DRAXIS which may be cast to elect the directors of DRAXIS; or

(ii)                                  the sale, transfer or any manner of disposition of 50% or more of the assets of DRAXIS to an arm’s length Person;

and the Board of Directors of DRAXIS (the “Board of Directors”) recommends acceptance of such offer to the Shareholders of DRAXIS (the “Shareholders”) or, if the Board of Directors has made no recommendation, the Shareholders have approved or accepted the proposed transaction, then any option, including options not then otherwise exercisable held by the you, shall become immediately exercisable upon the issuance of the recommendation of the Board of Directors or the approval or acceptance of the Shareholders, as the case may be.

For greater clarity, no provision in this employment agreement shall be deemed to supersede any provision of the Stock Option Plan of DRAXIS, as amended from time to time, with respect to the right to exercise options held by the employee in certain circumstances.

(2)                                  Except for the ability to exercise all stock options upon a Change of Control as provided in paragraph 13(d)(1)(E), the payments and entitlements outlined in paragraph 13(d) (1) shall become due and payable if, and only if:

A.                                                           there has been a Change of Control; and

B.                                                             within 12 months following any Change of Control:

(i)             your employment is terminated without cause by DRAXIS or by any successor employer to DRAXIS, as the case may be; or

(ii)          by its conduct as described below, DRAXIS or any successor employer to DRAXIS, as the case may be, constructively terminates your employment by:

•                  relocating without just cause the position and/or location of your principal office more than 20 kilometers from the location of your office on the date immediately prior to the Change of Control, without your consent; or

•                  materially reducing without just cause your title, reporting relationship, responsibilities or authority without your consent; or

•                  reducing without just cause the salary paid to you by the successor employer or terminating without just cause or materially reducing without just cause the value of your benefit programs, including, but not limited to, life insurance benefits, accidental death and dismemberment benefits, long term disability benefits, extended health coverage and dental benefits, which are referred to in Section 3 above;

C.                                                             And, you elect in writing to receive the payments outlined in Section 13(d)(1).

e) Termination by DRAXIS Without Cause upon Disability

If, as a result of incapacity due to physical or mental illness, you are unable to render services of substantially the kind and nature, and substantially to the extent required to be rendered in accordance with this Agreement, and if such incapacity is expected to continue for a period of at least twelve consecutive months from the date such incapacity commenced (“Absence Date”) this Agreement may be deemed to be frustrated. Your employment hereunder shall cease to be effective on the tenth day after written notice of cessation of employment (“Notice of Cessation”) to you, provided that prior to such cessation DRAXIS has been furnished with the written certification of a qualified medical doctor designated by DRAXIS and you jointly which states that you are and are expected to continue to be for at least twelve consecutive months from the Absence Date, unable to render such services by reason of such incapacity and the date upon which such incapacity commenced. If DRAXIS and you are unable to agree on the designation of a qualified medical doctor to make such determination, then each party shall designate a medical doctor who, together, shall agree upon a third qualified medical doctor to make such determination. The decision of the third medical doctor shall be binding on DRAXIS and you. You consent to submit to such examination as may be required by any such medical doctor or doctors.

If your employment ceases pursuant to this Section, you shall be entitled to receive a total amount equivalent to one year of your then current Base Salary, commencing on the date upon which the Notice of Cessation is delivered and payable in 24 regular payments equivalent to your regular semi-monthly Base Salary on the regular DRAXIS pay days. If you are in receipt of disability benefits payable pursuant to the benefit plans described above, then each semi-monthly payment payable by DRAXIS shall be reduced by an amount equivalent to the disability benefits payment received during that pay period. Notwithstanding the cessation of your employment pursuant to this Section, you shall be entitled to retain and exercise, within a period of 6 months following the Notice of Cessation, all stock options which have vested or accrued during your employment with DRAXIS.

f) Death

In the event that you should die during the term of this Agreement, your employment shall automatically terminate. All salary, vacation pay and any bonus payments earned to date of death but unpaid will be paid to your estate, however, no other payment of any compensation either by way of anticipated earnings or damages of any kind shall be paid and Section 13(h) shall be applicable.

g) Resignation and Retirement

You shall provide DRAXIS with three months notice, in writing, of your resignation or your retirement from DRAXIS. Unless the Board of Directors of DRAXIS otherwise determines, you shall return to DRAXIS all stock options granted to you during your employment with DRAXIS which become exercisable after the date you cease to be an employee of DRAXIS and/ or the DRAXIS Group.

h) No Further Notice or Compensation

Upon termination of your employment under this Agreement, you shall not be entitled to any further grants of stock options nor shall you be entitled to any further participation in any other incentive plan of the DRAXIS Group other than as specifically set forth in this Agreement. For all purposes, “termination of your employment” and “termination date” shall be the final day of employment with DRAXIS, and shall not be deemed to include any period during which you may be entitled to statutory notice, statutory termination pay or any contractual or statutory notice period and in particular, shall not be deemed to include the notice period identified above.

All of the other terms and conditions of your Agreement remain unchanged. We would ask that you confirm your acceptance of these modifications by signing the duplicate of this letter.

If you have any questions concerning these modifications, please do not hesitate to communicate with the undersigned.

Regards,

DRAXIS HEALTH INC.

/s/ Dr. Martin Barkin

Dr. Martin Barkin
President and Chief Executive Officer

I hereby confirm having read the above-mentioned modifications to my Employment Agreement dated April 27, 2004 as amended on August 25, 2004 and hereby confirm my acceptance of said modifications.

Signed this 21 day of December, 2005 at Toronto.

/s/Dan Brazier
Dan Brazier